82-3123

04045194

BOMBARDIER

PRESS RELEASE

BOMBARDIER REACHES A SETTLEMENT AGREEMENT WITH DAIMLERCHRYSLER

Montréal, Sept. 28, 2004 – Bombardier Inc. announced today that a settlement agreement has been reached with DaimlerChrysler AG on all their outstanding disputes arising from the acquisition by Bombardier of DaimlerChrysler Rail Systems GmbH (Adtranz). Both companies have agreed to a reduction of €170 million, which represents approximately $209 million US, or approximately 30% of the original purchase price of $725 million US.

The terms of the settlement agreement are and will remain confidential. This settlement puts an end to the arbitration between the two companies.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

For information

Dominique Dionne
Vice President, Communications
+1(514) 861-9481

www.bombardier.com

dlw 9/30